Exhibit 4.1

SECOND AMENDMENT TO TAX BENEFITS PRESERVATION PLAN

This SECOND AMENDMENT TO Tax Benefits Preservation Plan, dated as of June 20, 2023 (and effective as of 12:01 A.M., New York City time, on such date) (this “Amendment”), is made and entered into by and between SandRidge Energy, Inc., a Delaware corporation (the “Company”), and American Stock Transfer & Trust Company, LLC, a New York limited liability trust company, as rights agent (the “Rights Agent”). Any capitalized term used herein and not otherwise defined shall have the meaning ascribed to such term in the Tax Benefits Preservation Plan (as defined below).

WHEREAS, the Company is a party to a Tax Benefits Preservation Plan, dated as of July 1, 2020, with American Stock Transfer & Trust Company, LLC, a New York limited liability trust company as rights agent (the “Rights Agent”), as amended by that certain First Amendment to Tax Benefits Preservation Plan, dated March 16, 2021, by and between the Company and the Rights Agent (as amended, the “Tax Benefits Preservation Plan”);

WHEREAS, Section 27 of the Rights Agreement provides that, prior to the Distribution Date, the Company and the Rights Agent shall, if the Company so directs, supplement or amend any provision of the Tax Benefits Preservation Plan without the approval of any holders of certificates representing shares of Common Stock;

WHEREAS, the Tax Benefits Preservation Plan currently expires at the close of business on July 1, 2023 (the “Expiration Time”); and

WHEREAS, after due and careful consideration, the board of directors of the Company (the “Board”) has determined that it would be in the best interests of the Company and its stockholders to extend the Expiration Time to July 1, 2026 (the “Extended Expiration Time”).

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

1. The Tax Benefits Preservation Plan is hereby amended by amending and replacing Section 7(a) with the following:

(a) Subject to Section 7(e), the registered holder of any Rights Certificate may exercise the Rights evidenced thereby (except as otherwise provided herein including the restrictions on exercisability set forth in Section 7(c), Section 9(c), Section 11(a)(iii) and Section 23(a)) in whole or in part at any time after the Distribution Time upon surrender of the Rights Certificate, with the form of election to purchase and the certificate on the reverse side thereof properly completed and duly executed, to the Rights Agent at the offices of the Rights Agent designated for such purpose, accompanied by a signature guarantee and such other documentation as the Rights Agent may reasonably request together with payment of the aggregate Exercise Price with respect to the total number of one one-thousandths of a share of Preferred Stock (or Common Stock, other securities, cash or other assets, as the case may be) as to which such surrendered Rights are then exercisable, at or prior to the earliest of (i) the Close of Business on the day following the certification of the voting results of the Company’s 2024 annual meeting of stockholders or any prior special meeting of stockholders, if at such stockholder meeting a proposal to approve this Agreement has not been passed by the affirmative vote of the holders of at least majority of the shares of Common Stock entitled to vote at the 2024 annual meeting of stockholders or any other meeting of the stockholders of the Company duly held prior to such meeting, (ii) the time at which the Rights are redeemed as provided in Section 23, (iii) the time at which such Rights are exchanged pursuant Section 24, (iv) the closing of any merger or other acquisition transaction involving the Company pursuant to an agreement of the type described in Section 13(f), at which time, the Rights are terminated, (v) the time at which the Board determines that the NOLs are utilized in all material respects or that an ownership change under Section 382 would not adversely impact in any material respect the time period in which the Company could use the NOLs, or materially impair the amount of the NOLs that could be used by the Company in any particular time period, for applicable tax purposes and (vi) the Close of Business on July 1, 2026 (the “Final Expiration Time”) (the earliest of (i), (ii), (iii), (iv), (v), and (vi) being herein referred to as the “Expiration Time”).

2.	Except as expressly amended hereby, the Tax Benefits Preservation Plan shall remain in full force and effect.

3.

This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts made and to be performed entirely within such State.

4.

This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

5.

The undersigned executive officer, in the undersigned’s capacity as an executive officer of the Company, hereby certifies, on behalf of the Company, that this Amendment is in compliance with the terms of Section 27 of the Tax Benefits Preservation Plan.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first written above.

SANDRIDGE ENERGY, INC.

By:	/s/ Salah Gamoudi
Name	Salah Gamoudi
Title:	EVP & Chief Financial Officer

AMERICAN STOCK TRANSFER &
TRUST COMPANY, LLC

By:	/s/ Paula Caroppoli
Name	Paula Caroppoli
Title:	Senior Vice President, Director